Exhibit 99.1

News release www.bat.com

BAT and PMI Announce Global Patent Settlement

2 February 2024

BAT is pleased to announce that it has reached a global settlement with Philip Morris International Inc (PMI) that resolves all ongoing patent infringement litigation between the parties related to our heated tobacco and vapour products.

Patent protection is a critical component of the innovation driving BAT’s strategies and the company welcomes this settlement as the best path forward for its business plans.

The settlement includes non-monetary provisions between BAT and PMI that resolve all ongoing global patent infringement litigation, encompassing all related injunctions and exclusion orders, and prevents future claims against current heated tobacco and vapour products.  The settlement also allows each party to innovate and introduce product iterations.  BAT is committed to continued innovation in reduced risk products to further advance Tobacco Harm Reduction.

Tadeu Marroco, Chief Executive of BAT, said:

“This agreement is an important step forward for BAT and all our stakeholders.  Having already built two £1bn brands in Vuse and glo, the potential for their continued impact on Tobacco Harm Reduction is clear.  I am delighted that this settlement will allow BAT to focus on developing innovative solutions that provide adult consumers with a greater choice of reduced risk products in support of our A Better Tomorrow purpose.  By doing so, we will help build a smokeless world for the benefit of consumers, investors and society as a whole.”

A summary of the settlement between the parties will be available on the website of the Securities and Exchange Commission (SEC) in our Form 6K filing to be filed today.  Our SEC filings are available here.

ENDS

Enquiries

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Investor Relations
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John Harney: +44 (0)20 7845 1263
Jane Henderson: +44 (0) 20 7845 1117

About BAT

BAT is a leading, multi-category consumer goods business with a purpose to build A Better Tomorrow™ by reducing the health impact of its business through offering a greater choice of enjoyable and less risky products for adult consumers.

The company continues to be clear that combustible cigarettes pose serious health risks, and the only way to avoid these risks is not to start or to quit. BAT encourages those who would otherwise continue to smoke to switch completely to scientifically-substantiated, reduced-risk alternatives*†. In order to deliver this, BAT is transforming into a truly consumer-centric multi-category consumer products business.

BAT’s ambition is to have 50 million consumers of its non-combustible products by 2030 and to generate £5 billion of New Categories revenue by 2024. BAT has set stretching ESG targets including achieving carbon neutrality for Scopes 1 & 2 by 2030 and eliminating unnecessary single-use plastic and making all plastic packaging reusable, recyclable or compostable by 2025.

BAT employs over 50,000 people. The BAT Group generated revenue of £27.65 billion in 2022 and profit from operations of £10.5 billion.

The company’s Strategic Portfolio is made up of its global cigarette brands and a growing range of reduced-risk*† New Category tobacco and nicotine products and traditional non-combustible tobacco products. These include vapour, tobacco heated products, modern oral products including tobacco-free nicotine pouches, as well as traditional oral products such as snus and moist snuff. In 2022, we had 22.5 million consumers of our non-combustible products, a rise of 4.2 million on full year 2021.

* Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and are addictive.
† Our vapour product Vuse (including Alto, Solo, Ciro and Vibe), and certain products, including Velo, Grizzly, Kodiak, and Camel Snus, which are sold in the U.S., are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance.

Forward-looking statements

This release contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. These include statements regarding our customer target ambition, New Categories revenue targets and our ESG targets.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this release are reasonable but they may be affected by a wide range of variables that could cause actual results to differ materially from those currently anticipated. A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found by referring to the information contained under the headings “Cautionary Statement” and “Group Principal Risks “ in the 2022 Annual Report and Form 20-F of British American Tobacco p.l.c. (BAT).

Additional information concerning these and other factors can be found in BAT’s filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov and BAT’s Annual Reports, which may be obtained free of charge from the BAT website www.bat.com.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this release and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.